UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

TriplePulse, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11329

I.R.S. Employer Identification Number: 46-1514058

Delaware

(State or other jurisdiction of
incorporation or organization)

3103 Neilson Way, Suite D

Santa Monica, CA 90405
(Address of principal executive offices)

(650) 241-8372

Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “TruBrain,” “we,” “us”, “our” or “the company” refers to TriplePulse, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Business

THE COMPANY’S BUSINESS

Overview

TruBrain is a leading brand in high function brain food, as we believe the human brain runs best with bioactive nootropics supporting its metabolic process. Our cognitive products include our best-selling drinks, bars, capsules, powder sticks and coffee topping. The proprietary formulas in these products are part of our IP portfolio.

We believe that consumers consider TruBrain the most premium, trusted brand in cognitive performance for high function food, beverage, and nutrition that produce meaningful outcomes for consumers, measured by biomarkers. We have been performing years of R&D to measure biomarkers and expand our product lines and IP portfolio, including venturing into new categories. Aside from superior products, our brand reputation sets us apart, featuring our PhD neuroscientist alumni from The University of California, Los Angeles, quantitative brainwave validation, and our selective and rigorous standards for new product releases.

Our Products

At TruBrain, we put the consumer first in everything we do and invest to ensure long-term valuable relationships where consumers return again for more cognitive products and education. We have built a Company based on this understanding of our consumers' productivity and category behavior, with a focus on building long-term relationships where consumers can make à-la-carte purchases or enroll in a subscription on the TruBrain website and online through Amazon.com. We believe our trusted brand, continued investment into the consumer experience, innovative products, and relentless focus on data have resulted in strong customer relationships with significant lifetime values. Based on our own bet testing, science, customer feedback, and data, we develop a variety of leading products, including:

•	TruBrain Drinks, a complete source of nutrients, minerals and nootropics;

•	TruBrain Ketones, an optimal mix of electrolytes and premium ketone ester;

•	TruBrain Bars, a complete source of healthy fats, minerals, and nootropics

•	TruBrain Brud, a coffee pairing so you can be sharp, but not shaky;

•	TruBrain Clockwise, a natural nudge for declining cellular NAD levels;

•	TruBrain Powder Sticks, our flagship formula in convenient stick packs.

Our latest new category launch is in the ketones category. Our TruBrain Ketones product is among the leading products on the market, with the optimal mix of electrolytes combined with raw, premium ketone ester, an easily absorbed format. Our ketones product facilitates brain metabolism to shift towards a preference for ketones as an additional fuel source to glucose, measured by blood-ketone level. Our unique combination of ketone esters are patent pending, and built by our ketones subject matter expert, a published scientist in top science journals on metabolism.

Brand

Brand will play a significant role in building and improving loyalty, by strengthening the emotional connection with customers and shaping their experience with our products. By investing in building a reliable, credible brand that speaks to the early majority audience, we can position ourselves for long-term category leadership and customer loyalty. While we have been cautious with our spend on brand awareness, we plan to invest more heavily in brand storytelling across all customer touchpoints to improve the emotional piece of the customer experience. Our storytelling effort can be further amplified by cultural and social proof - we have yet to turn on this significant investment as a carrier for the story.

From the beginning, our brand voice and aesthetic focus have set us apart in an industry that in our view needed a fresh, transparent, science backed, premium brand. All TruBrain campaigns are led by our in-house marketing team and creative studio, ensuring consistency across the brand and business. Our brand narrative has expanded beyond emotional and functional storylines, to champion the importance and power of optimal cognition, which we see as a key long-term differentiator. We believe our messaging of “Grab More Life” reinforces our creative and joyful brand while conveying the value of our products, differentiating us from the transaction-driven campaigns of many of our competitors.

Our main focus is to continue to grow our product range and optimize our existing best sellers so that we can increase average order value, repeat customer purchase rate, and gross profit. One of the main ways of addressing these is to enter into new categories which have far larger market sizes than our current offerings. We have honed our operations and capabilities internally in emerging categories, which require a high degree of customer education and support. We plan to leverage these processes, skills, and overall operating capability in larger markets. We expect to take advantage of cross sell opportunities in larger markets such as cannabidiol, personalized vitamins, cellular aging, and others. We believe that a large and more efficient product matrix coupled with a manufacturing competency will help us finance our growth to lead to higher average order values, conversion from trials to subscribers, and higher repeat customer revenues.

Product Development Process

Our business model relies on the continued growth and success of existing products, as well as the testing of new products. Our product team has been tasked with growing our product range, quality, and margin by engaging directly with customers as the heart of the innovation process. The Company's approach to new product development centers on the lean startup methodology, customer development, financial forecasting, plus other core operating principles. We believe our experience and discipline to executing by these methods is a comparative advantage. We do not believe in product development that assumes excessive upfront capital risk or customer demand from the temptation of rushing or skipping a lean and iterative process.

We have a track record of consistently broadening our high-performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs drives our robust product pipeline. We operate in the range that meets our core brand principles of high function, long term safety and sustainability, and customer approachability in product format.

We design and develop our products to provide superior performance and functionality in a variety of environments. Our products are carefully designed and rigorously tested to maximize performance while minimizing environmental impact, allowing us to deliver highly functional products with simple, clean, and distinct designs.

We plan to continue to offer products and services that span and work together across the entire cognitive range. We believe further expansion will attract new customer segments and partners, as well as enhance average order value, increase attachment rate opportunities, and deliver higher overall customer lifetime value. TruBrain R&D sits at the center of our ability to continue bringing innovative and enhanced performance-driven products to market with speed, sound science, and excellence. We anticipate that growth of our products and services will span entirely new categories of the cognitive range.

Marketing

In the marketing function, we plan to focus our marketing and advertising resources on growing the customer acquisition channels that performed best for us in recent quarters. These include focusing more of our team's efforts on paid social media marketing, email, partnerships, and content marketing. Customer data analytics remains a key component in how we run the marketing function which aims to result in more efficient marketing spend and improved customer loyalty, through both online and offline channels.

To generate ongoing organic and word-of-mouth awareness, we occasionally work with media outlets to amplify our message of innovative new products. To date, TruBrain has been featured in the top business outlets, including CNBC, Bloomberg, Entrepreneur, Forbes, BuzzFeed, Inc, Futurism, Inverse, CBS, and Wire, among others.

On Influencer Marketing, we maintain a stringent set of criteria for working with creators and influencers (i.e. engagement level, brand fit, audience demographic) that give us the best chance at gaining meaningful impressions. Our focus is on creating genuine and authentic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platforms Avantlink and Shareasale.

We employ a wide range of marketing tactics and outlets to cultivate our relationships with experts, serious enthusiasts, and everyday consumers, including a combination of traditional, digital, social media, and grass-roots initiatives to support our premium brand. To continue to grow our business, we intend to acquire new customers and retain our existing customers within an efficient cost structure.

We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, customer lifetime value, cost per visitor and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions, as well as to introduce new product offerings.

We utilize a community-based approach to building awareness of the TruBrain brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live an optimized lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just “biohackers” to those who pursue an active, mindful, and optimized life.

Customer Acquisition

To continue to expand our business, we must acquire new consumers as well as retain existing customers in a cost-effective manner. We continually evolve our marketing strategies and adjust our messaging, the amount we spend on advertising, and the channels in which we spend. We have made, and we expect that we will continue to make, significant investments in attracting new consumers, including through traditional, digital, social media and original TruBrain content.

It is critical for us to maintain reasonable costs for these marketing efforts relative to sales derived from new consumers. We expect our marketing efficiency to improve over time, as sales through new categories may require less incremental marketing investment and we continue to use optimization and automation tools to drive costs lower. We believe we will be able to drive natural leverage in our marketing efficiency as we expand our offerings, in addition to cross-selling into new categories.

To measure the effectiveness of our marketing spend, we manage gross profits per customer cohort, looking at customer acquisition cost (CAC) versus customer lifetime values (LTV) methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. We seek to find the most efficient way to attract long term loyal customers.

Customer Experience

Customer service continues to be a main focus for the business as we seek to provide our customers with the same level of response and services as they are able to get with our peer direct-to-consumer brands in various product categories. We are continuing this focus by implementing technical enhancements meant to improve our team's efficiency and allow them to service customers better and faster.

TruBrain was founded with a consumer-first approach and we continue to leverage customer feedback, behavior, and insights to guide our long-term strategy and daily decision making. Behind the scenes, TruBrain connects the power of this information to create a cycle of continuous, impactful improvements throughout our business. We are genuinely interested in the feedback and support of consumers, peers, and partners, and believe our work is better for it. Our data-driven insights run throughout our business, from creative executions to product format design, and from forward thinking partnerships to our innovative product portfolio.

As we scale our business, we strive to ensure the best possible consumer experiences while improving our revenue and controlling our costs. We have rolled out several initiatives designed to improve the customer experience and, in turn, our customer retention rate and customer lifetime value. We shall continue to invest in these best of brand improvements.

E-Commerce Technology

Our preference is to use best in class, off-the shelf e-commerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities (e.g. acquisition, marketing, product development).

Currently, our products are sold primarily online, through our website. Our website is built on Shopify with supplemental applications and customizations on top of the platform. Our website can be accessed via desktop, tablet or smartphone. Our preference is to use best in class, off-the shelf ecommerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities for the Company (e.g. new customer acquisition, content, product development).

The Company retains consistent contracting relationships with affordable and effective full stack and front-end developers; we have relationships that can scale well by adding to their scope of work. The Company has vetted and cultivated relationships with external developers over the years that puts us both in a flexible and competent position to effectively scale.

Operations and Distribution

We are committed to improving productivity and profitability through a number of operational avenues designed to grow revenue and expand margins. To date, TruBrain has had significant results improving gross margins and introducing more profitable products. We believe there is always opportunity for continued improvement in gross margins, marketing efficiencies, and operating leverage through optimized pricing, reduced returns, and further product development.

Our focus is on optimizing our core customer economics within the constraints of our cash position for our product lineup. Of note, this includes scaling our ketones product line and further optimizing our core nootropics business. We plan to apply our disciplined operations and lean operating process to win in product categories with larger total addressable market sizes and high growth rates, where we think we are well positioned to compete and garner market share.

We recently took several decisions to make important investments we feel are the right course of action for the business. Paramount above all of them was to achieve profitability. This allows us to have the strongest foundation to expand over the long haul, and we feel this is exceptionally rare in both private and public DTC brands.

We also set out to expand the TruBrain brand into emerging categories where we can deliver genuine outcomes for customers to improve our unit economics. Another decision we took was to improve our ability to retain customers by reformulating the cognitive lineup with more affordable formulas meant to improve the customer journey. We seek to onboard and expand to additional suppliers that can support our growth and stringent quality and operational standards. Our operations in 2019 and 2020 (and ongoing operations) were optimized to be able to afford to make these investments under the constraints of our cash position, with the goal of maintaining profitability.

Additionally, we plan to improve product affordability and margins, by having a more responsive and efficient supply chain. We aim to produce the highest quality food, beverage and nutrition products for the most competitive price in order to pass the savings on to our customers. With that in mind, we will spend resources on improving our relationship and deal terms with current and new manufacturers that will be able to not only produce alternative formats or our same product formulas, but also help us expand into new product formats and categories. Finally, quality control will be a continued focus for us, as we seek to build best in class quality control and production capabilities, to lower our rate of wastage during the production process, ensuring we have a higher yield of the highest quality products at our distribution centers.

Shipping

Our products are shipped from our suppliers to our third-party logistics partner (“3PL”), which handles our warehousing, fulfillment, outbound shipping and returns processing. By outsourcing our logistics operations, we are able to focus on our core business, lower our capital commitment to fixed assets, maintain a variable cost structure, and save money with lower shipping rates. Our 3PL is located in Michigan.

Suppliers

We source our products from suppliers located in the United States, Canada, Mexico, and various countries in the Asia Pacific region. We use a routine purchase order system in place with our key suppliers.

Intellectual Property

One of our most valuable assets is our intellectual property. The Company owns the trademark to our flagship brand TruBrain and we are currently working to extend this to Canada and in the other countries where our products will be either sold or distributed, and we also hold a license to use three (3) pending patent applications seeking to protect certain product formulations, and plan to explore other opportunities to patent product formulations; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. The Company has access to filed patents held by the assignee, the CEO, for patents on several product innovations. These filings are under review by the USPTO.

Market

Our target market is discerning college-educated professionals with higher levels of discretionary income. The Company’s targeted market includes men and women 18 years and older who are comfortable with purchasing food, beverage, and nutrition products online. Our research shows that our typical customers have an average age of 30 and an average household income of US $55,000, and 80% are college educated. Many of our customers identify as being part of the Creative Class, which is a demographic segment made up of knowledge workers, intellectuals and various types of creatives.

Competition

We are in a business vertical that is fiercely competitive from a variety of sources, with many competitors in the market that are larger, more established, and possess greater resources than we do. Our future success will be largely dependent on our ability to produce quality products and services at competitive prices.

The high function food and beverage products industry is highly saturated, intensely competitive, and sensitive to international, national, and regional economic conditions. Numerous manufacturers and retailers compete actively for consumers. Similar products can be purchased in a wide variety of channels of distribution including conventional retail stores, club or membership retailers, specialty retail, and the internet. Additional national or international competitors could enter the market at any time and may seek to in the future.

At any given time our current or potential competitors may provide products or services comparable or superior to those provided by us, or may adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business.

The high function food and beverage industry increasingly relies on intellectual property rights. It is more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We have our own portfolio of intellectual property that we are always adding to, but we must acknowledge the potential for litigation surrounding intellectual property rights, whether that is defending our intellectual property or encountered in the avoidance of infringing on the intellectual property rights of others. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and could have a material adverse effect on our business, financial condition and operating results

Litigation

The Company is not as of the date of this Offering Circular involved in any litigation. From time to time, the Company could be involved in a variety of legal matters that arise in the normal course of business.

The Company’s Property

The Company currently leases its premises and owns no significant plant or equipment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020 (“Fiscal 2020”), compared to the twelve-month period ended December 31, 2019 (“Fiscal 2019”). This discussion should be read in conjunction with our consolidated financial statements and the related notes.

Overview

The Company produces and sells high function food, beverage, and nutrition products to mainstream consumers that deliver meaningful and measurable outcomes. We believe that consumers consider our brand, TruBrain, as one of the most premium, trusted brands in cognitive performance - one that produces positive results for consumers and can be measured by biomarkers. Aside from superior products, we believe that our brand reputation sets us apart from the competition. Our direct-to-consumer (“DTC”) channel consists of online subscription sales of products produced by the Company.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our fans, ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality achievement-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture.

Results of Operations

Summary of Results of Operations for the Years Ended December 31, 2020 and 2019:

Net Revenues

Net revenues for the year ended December 31, 2020 (“Fiscal 2020”) were $1,593,720, compared to $1,942,633 in the year ended December 31, 2019 (“Fiscal 2019”), a decrease of 18%. The decrease in revenue was primarily due to decreased new customer acquisition spend in response to decreased consumer demand for our products during the global pandemic, notably in the months of March, April, and May 2020.

Cost of Goods Sold

Our cost of goods sold for Fiscal 2020 was $777,472, compared to $886,539 in Fiscal 2019, a decrease of 12%. The decrease in cost of goods sold is primarily related to the decrease in 2020 revenues. Our gross margin may in the future fluctuate from period to period based on a number of factors, including cost of purchased components, discounts and promotional activity, the mix of products, and services we sell and the mix of channels through which we sell our products. We have historically experienced that gross margin, by product, tends to increase over time as we realize cost efficiencies as a result of economies of scale and sourcing strategies. In addition, our ability to continue to reduce the cost of our products, decreasing return rates, and controlling shipping costs are critical to increasing our gross margin over the long-term.

Operating Expenses

Total operating expenses for Fiscal 2020 was $841,834, compared to $854,815 in Fiscal 2019, a decrease of 2%.

Marketing and advertising costs represented $157,891 and $212,863, respectively, of total operating expenses, a decrease of 26%. Advertising costs decreased year-over-year, as we continue to become more selective and efficient in digital media spend to attract the right loyal mix of customers.

Wage expenses for Fiscal 2020 was $442,350, compared to $361,325 in Fiscal 2019, an increase of 22%. This increase is mostly attributed to investment in our core operations team to support our core direct-to-consumer (“DTC”) sales channel.

General and administrative expenses decreased $39,034, or 14%, from $279,827 in Fiscal 2019 to $241,593 in Fiscal 2020, largely due to the decrease in overall operating expenses to execute on our goal to maintain an achievable path to profitability with our cost and cash management discipline put in place over several years.

Interest expense decreased $117,453, or 64%, from a total interest expense of $183,468 in Fiscal 2019 to a total interest expense of $66,015 in Fiscal 2020, as certain convertible notes were converted into common shares, while interest continued to accrue at the default rate on outstanding notes. See “Liquidity and Capital Resources” below.

Income tax expense decreased $800, or 100%, from a total interest expense of $800 in Fiscal 2019 to a $800 in Fiscal 2020.

Net Income (Loss)

Our net loss for the year ended December 31, 2020 was $70,492, compared to net income of $17,811 for the year ended December 31, 2019, a decrease of $88,303. We believe our investments in process and operational discipline will set us up well for sustainable expansion in future years.

Liquidity and Capital Resources

As of December 31, 2020, our current cash and cash equivalents were $902,844, compared to $783,147 as of December 31, 2019. Net inventory as of December 31, 2020 was $333,352. As of December 31, 2020, we had total liabilities in the amount of $1,483,018. We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.  We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows, funds raised in a Regulation A Offering and funds raised in our Regulation CF Offering in which we raised gross proceeds of $1,066,396. We believe that we will be able to continue to operate our business for the foreseeable future. The Company’s independent auditors’ report includes an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Debt

We currently have three outstanding three (3) convertible promissory notes in the aggregate principal amount of $850,000, which accrue interest at a rate of 5% per annum, and which were due in 2017 and are therefore, in default, and have been accruing default interest at a rate of 10% per annum. As of December 31, 2020, the total interest outstanding under the Convertible Promissory Notes was $389,054. Each of the Convertible Promissory Notes may automatically convert into shares per the Convertible Promissory Note agreements, which may require the consent of the Convertible Promissory Note holders. Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount $1,500,000, which may require the consent of the Convertible Promissory Note holders, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to the noteholder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and the noteholder shall enjoy the same contractual rights as other investors in the Qualified Financing. Therefore, if the notes are converted, the conversion will result in a dilution of your investment.

Loan Under the CARES Act

In April 2020, the Company applied for assistance via two programs being offered by the Small Business Administration in response to the COVID-19 crisis: the Paycheck Protection Program (“PPP”) Loan and the Economic Injury Disaster Loan (“EIDL”).

On April 15, 2020, the Company entered into a payroll protection loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA), due April 15, 2022 for $20,900, with an interest rate of 1%. This note had a due date of April 15, 2022, and also had the possibility of forgiveness. This note was forgiven on December 31, 2020 and the balance on this note and accrued interest as of December 31, 2020 was $0.

On July 8, 2020 the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021 in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. At December 31, 2020 the outstanding balance on this note was $150,000.

Trend Information

Our primary goal is to attract and retain loyal customers in our DTC sales channel. As we add customers we will be able to grow our brand. Sales trends for the year ended December 31, 2020 showed strong demand across all of TruBrain's Offerings. We continue to find media channels to advertise our products and acquire new customers. We’ve been able to organically increase our wholesale sales channel, led by Erewhon.

The cognitive nutrition industry is a sizable market in the United States. We believe TruBrain is one of the few cognitive nutrition brands that is connecting with the discerning and savvy consumers and that should lead to a significant and expanding market opportunity.

Although it is extremely difficult to predict what the industry will experience after the COVID-19 pandemic, we feel that there will be opportunities for companies like ours to take advantage of new consumer trends, habits, and industry needs that evolve because of this pandemic. We have developed preparedness plans to help protect the safety of our employees, while safely continuing business operations. We have worked with our manufacturing, logistics and other supply chain partners to build communication and monitoring processes for all aspects of our product and delivery supply chain.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the globe. The impacts of the outbreak are unknown and continue to evolve. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain and purchasing processes.

In Fiscal 2020, we experienced a decrease in demand for our products, as a result of changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. This resulted in lower revenue, notably in the months of March, April, and May 2020. This revenue reduction has since returned to pre-COVID-19 levels. Although revenue has seemed to have recovered in the short term, we cannot predict the duration or severity of the economic impact of COVID-19 or its ultimate impact on our operations.

The ultimate financial impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this Offering Circular, the company has experienced renewed demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 3. Directors and Officers

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Christopher Thompson	Founder, CEO, and Director	41	November 2012 – Present	Full Time

Arif Fazal (1)	Director	46	August 2015 – Present	N/A

Josh Payne	Director	40	August 2015 – Present	N/A

Seth DeGroot (2)	Director	35	August 2015 – Present	N/A

Sheree Shelton	Director	38	September 2020 – Present	N/A

(1)	Appointed pursuant to Investor Rights Agreement dated July 2, 2015, between us, Blueberry Ventures 1, L.P., one of our Convertible Promissory Note holders, and Christopher Thompson, pursuant to which Mr. Thompson agreed to vote all of his shares to appoint a designee of Brightstone to our Board of Directors.

(2)	Appointed pursuant to Investor Rights Agreement dated May 5, 2015, between us, Brightstone Venture Capital Fund, LP, one of our Convertible Promissory Note holders, and Christopher Thompson, pursuant to which Mr. Thompson agreed to vote all of his shares to appoint a designee of Brightstone to our Board of Directors.

Christopher Thompson, Founder, CEO and Director

Christopher founded the Company and has been CEO since 2012. Prior to this, Christopher served as a Brand Manager at Unilever, where he managed brands in the food and personal care divisions, including Hellmann's Best Foods and Suave. Christopher was one of the most successful brand managers in the history of Unilever - he held the record for the top CPM at Unilever across all investments by all brands. Before Unilever, Christopher managed consulting engagements for Fortune 500 clients, including Coca-Cola, the Wrigley Company, and Pfizer. Christopher has an MBA from Duke University and a BA in Economics from Georgetown University.

Arif Fazal, Director

Arif Fazal is Founder & Managing Director of Blueberry Ventures, an investment fund focused on food & beverage that he launched in June 2015. Arif invests in and works with emerging and innovative food & beverage companies led by inspiring entrepreneurs and management teams and collaborates closely alongside similarly focused co-investors. Prior to launching Blueberry Ventures, Arif led Arif Advisors where he rolled up his sleeves with consumer branded growth companies and investors in the space, helping companies drive growth and investors realize opportunity. Prior to that, Arif held general management, strategy & business development executive roles within Fortune 50 grocer Safeway Inc. and Fortune 500 lifestyle brand Williams-Sonoma Inc. Arif holds a MBA from Stanford University and a BA from UC Berkeley.

Josh Payne, Director

Josh leads StackCommerce on its mission to revolutionize commerce through the seamless integration of content and relevant products. The company’s network reach is currently over 500 million monthly visitors across more than 750+ publisher partners including Aol, Hearst, Scripps, Gawker Media, IAC, Penske Media, CNET, Ziff Davis, Business Insider, and others. Their leading native commerce platform provides publishers and vendors with turnkey solutions to increase user engagement, growth, and monetization. These solutions include: full-service commerce shops with editorial, email, social, and in-feed product recommendations. The company is headquartered in Venice, CA and backed by top investors including Draper Associates, 500 Startups, Amplify, and Wavemaker Partners.

Seth DeGroot, Director

Seth is a Managing Partner at Brightstone Venture Capital. Brightstone currently manages a $100 million venture fund focused on early-growth stage investment opportunities. Brightstone leverages the deep operating experience and successful investment background of the Fund's partners, primarily focused on investing in the Technology and Biotechnology sectors. Brighstone seeks out defensible advantages: proprietary and protected technological advances, business model innovations, and unique partnerships. Most importantly, BVC invests in “A” teams and founders with a demonstrable history of development/traction. We invest more in people than in a specific plan, because plans often change.

Sheree Shelton, Director

Sheree is the Director of Accounting at Dollar Shave Club, a direct-to-consumer subscription-based men's grooming company. Prior to that, she was the SEC Reporting Manager at Quiksilver and a Director of Accounting at Beachbody, a direct response, subscription-based home exercise and dietary supplements company. Before her career in corporate accounting, Sheree worked in public accounting at Deloitte in the audit practice. Sheree is a Certified Public Accountant and has a Bachelor of Science in Business Administration.

Compensation of Directors and Executive Officers

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the year ended December 31, 2020:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Christopher Thompson 3103 Neilson Way, Suite D Santa Monica, CA 90405	Chief Executive Officer, Director	$250,000	$0	$250,000

The Board of Directors do not receive any compensation for their service.

Item 4. Security Ownership of Management and Certain Security Holders

Set forth below is information regarding the beneficial ownership of our outstanding shares of securities as of December 31, 2020, by (i) all executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities, and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Christopher Thompson 3103 Neilson Way, Suite D Santa Monica, CA 90405	30,000,000	0	54.94%
Common Stock	Officers and Directors as a group	30,000,000	0	54.94%
Series Seed Preferred Stock	StartEngine Fund I, L.P. Attn: Howard Marks 750 N San Vicente Boulevard, Suite 800 West Hollywood, CA 90069	66,666	0	100.00%
Series Seed-B Preferred Stock	Hugh Evans 9 West 57th Street, 32nd Floor New York, NY 10019	41,667	0	100.00%

Percent of class in the table above means the beneficial ownership divided by the total number of “fully diluted” shares of Common Stock. The “fully diluted” shares of Common Stock includes the Series Seed Preferred Shares and Series Seed-B Preferred on an as-converted basis, issued Options, Warrants, and Convertible Promissory Notes.

Item 5. Interest of Management and Others in Certain Transactions

Christopher Thompson, our CEO and a Director, holds three pending patent applications seeking to protect certain novel compositions and methods. TriplePulse, Inc dba TruBrain, desires to acquire or license rights in and to the Patent Application and the patent (and any reissues or extensions) that may be granted. Therefore, for valuable consideration, Christopher Thompson has entered into a license agreement with the Company for the rights, title, and interest in the invention and Patent Application (as well as such rights in any divisions, continuations in whole or part, or substitute applications) to the Company upon completion of the patent filing process for each patent.

Item 6. Other Information

Changes in Issuer’s Certifying Accountant

On TriplePulse, Inc.’s (“the Company”) March 15, 2021 Regulation A Preliminary Offering Circular (“Offering Circular”) qualified by the SEC on March 29, 2021, the Company listed dbbmckennon as its principal independent accounting firm for its audited financial statements.

On December 16, 2020, the Company dismissed its certifying accountant dbbmckennon. Company management made the decision to dismiss dbbmckennon and engage Fruci & Associates II, PLLC, as described below. dbbmckennon’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2019 and December 31, 2018 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle, except that such reports for the years ended December 31, 2019 and 2018 contained an explanatory paragraph with respect to the substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2019 and December 31, 2018 and through the subsequent end of dbbmckennon’s scope of work, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and dbbmckennon on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to dbbmckennon’s satisfaction, would have caused dbbmckennon to make reference to the matter in their report. During the fiscal years ended December 31, 2019 and December 31, 2018 and through the subsequent date that the scope of work was completed there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Appointment of new independent accountant

On December 7, 2020, TriplePulse, Inc. retained Fruci & Associates II, PLLC, 802 North Washington Street, Spokane, WA 99210 as its new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Fruci & Associates II, PLLC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Fruci & Associates II, PLLC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (iii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Item 7. Financial Statements

TRIPLEPULSE, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of TriplePulse, Inc. dba TruBrain Santa Monica, CA.

Opinion

We have audited the accompanying financial statements of TriplePulse, Inc. dba TruBrain (a Delaware corporation), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriplePulse, Inc. dba TruBrain as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

Members of: WSCPA AICPA PCPS	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has net losses, limited working capital, and negative cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

802 North Washington PO Box 2163 Spokane, Washington 99210-2163	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TriplePulse, Inc. dba TruBrain and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com	Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TriplePulse, Inc. dba TruBrain’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TriplePulse, Inc. dba TruBrain’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington
March 31, 2021

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

TriplePulse, Inc. dba TruBrain

Report on the Financial Statements

We have audited the accompanying financial statements of TriplePulse, Inc.dba TruBrain (the “Company”) which comprises the balance sheet as of December 31, 2019, and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriplePulse, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions, including historical losses from operations and negative cash flows, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

September 25, 2020

TriplePulse, Inc.
dba TruBrain
Balance Sheets
	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$902,844	$783,147
Inventories	333,352	292,858
Other current assets	-	66,515
Total current assets	1,236,196	1,142,520
Total assets	$1,236,196	$1,142,520
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$59,433	$181,759
Accrued interest	81,054	65,652
Accrued interest, related party	308,000	257,597
Deferred revenue	34,531	29,333
Current portions of SBA notes payable	3,655	-
Related party convertible notes payable	675,000	675,000
Convertible notes payable	175,000	175,000
Total current liabilities	1,336,673	1,384,341
Long-term liabilities
SBA note payable	146,345	-
Total long-term liabilities	146,345	-
Total liabilities	1,483,018	1,384,341
Commitments and contingent liabilities	-	-
Stockholders’ deficit
Preferred stock Series A, 66,666 authorized, par value $0.0001, and 66,666 shares issued and outstanding at December 31, 2020 and December 31, 2019 respectively	7	7
Preferred stock Series B, 43,750 authorized, par value $0.0001, and 41,667 shares issued and outstanding at December 31, 2020 and December 31, 2019 respectively	4	4
Common Stock, 100,000,000 authorized, par value $0.0001, and 45,333,582 and 45,032,956 shares issued and outstanding at December 31, 2020 and December 31, 2019 respectively	4,533	4,503
Additional paid-in capital	1,555,122	1,626,439
Subscription receivable	-	(136,778)
Accumulated deficit	(1,806,488)	(1,735,996)
Total stockholders’ equity	(246,822)	(241,821)
Total liabilities and stockholders’ equity	$1,236,196	$1,142,520

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain
Statements of operations
For the years ended December 31,
	2020	2019
Revenue	$1,593,720	$1,942,633
Cost of goods sold	777,472	886,539
Gross profit	816,248	1,056,094
Selling, general, and administrative expenses
Marketing and advertising	157,891	212,863
Wages	442,350	361,325
General and administrative expenses	241,593	279,827
Total Expenses	841,834	854,015
Income (loss) from operations	(25,586)	202,079
Other income (expenses)
Gain on debt forgiveness	21,109	-
Interest expense	(66,015)	(183,468)
Total other income (expenses)	(44,906)	(183,468)
Income (loss) before taxes	(70,492)	18,611
Provision for income taxes	-	800
Net Income (loss)	$(70,492)	$17,811
Net Income (loss) per share - basic	$(0.00)	$0.00
Weighted average number of common shares outstanding - basic	45,265,466	40,199,960
Net Income (loss) per share - diluted	$(0.00)	$0.00
Weighted average number of common shares outstanding - diluted	45,265,466	48,505,053

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc. dba TruBrain

Statements of changes in stockholders' deficit

For the years ended December 31, 2020 and 2019

	Preferred Stock				Common Stock					Total
	Series A		Series B				Additional Paid-in	Subscriptions	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balance on December 31, 2018	66,666	$7	41,667	$4	39,916,550	$3,992	$142,102	$-	$(1,753,807)	$(1,607,702)

Common stock issued for cash	-	-	-	-	2,822,801	282	966,562	(136,778)	-	830,066
offering cost	-	-	-	-	-	-	(326,892)		-	(326,892)
Conversion for convertible debt	-	-	-	-	2,293,605	229	844,667		-	844,896

Net income	-	-	-	-	-	-	-		17,811	17,811

Balance on December 31, 2019	66,666	$7	41,667	$4	45,032,956	$4,503	$1,626,439	$(136,778)	$(1,735,996)	$(241,821)

Common stock issued for cash	-	-	-	-	300,626	30	66,029	136,778	-	202,837
offering cost	-	-	-	-	-	-	(137,346)		-	(137,346)
Net income	-	-	-	-	-	-	-		(70,492)	(70,492)

Balance on December 31, 2020	66,666	$7	41,667	$4	45,333,582	$4,533	$1,555,122	$-	$(1,806,488)	$(246,822)

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.

dba TruBrain

Statements of Cash Flows

For the years ended December 31,

	2020	2019
Cash flows from operating activities:
Net Income (loss)	$(70,492)	$17,811

Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Inventory obsolescence impairment	6,700	6,651
Gain on forgiveness of debt	(21,109)	-

Changes in operating assets and liabilities:
Inventory	(47,194)	(158,219)
Other current assets	66,515	(56,111)
Accounts payable and accrued expenses	(122,326)	100,934
Deferred revenue	5,198	(526)
Accrued interest	15,611	98,686
Accrued interest related party	50,403	84,782
Net cash provided by (used in) operating activities	(116,694)	94,008

Cash flows from financing activities:
Payments of fund raising costs	(137,346)	(326,892)
Proceeds from issuance of common stock	202,837	830,066
Proceeds from notes payable	170,900	-
Net cash provided by financing activities	236,391	503,174

Cash and cash equivalents and restricted cash:
Net change during the period	119,697	597,182
Balance, beginning of period	783,147	185,965
Cash and cash equivalents, ending	$902,844	$783,147

Supplemental cash flow information:
Interest Paid	$-	$-
Income taxes paid	$-	$800

Non-cash financing activities
Common stock issued for convertible debt
and accrued interest	$-	$844,896

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

NOTE 1 – NATURE OF BUSINESS

TriplePulse, Inc. dba TruBrain (the “Company”) was incorporated on November 14, 2012 under the laws of the State of Delaware and is headquartered in Santa Monica, CA. The Company develops and produces special formulated brands of food and beverage to enhance brain function. The Company has marketed their products to consumers through an online platform.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary and based on historical experience. As of December 31, 2020 and December 31, 2019 the Company had an impairment allowance of $17,922 and $11,222, respectively.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification “ASC” Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when the performance obligations have been met, which is typically at the time of shipment. Return reserves are estimated based on historical experiences.

Deferred revenue consists of cash received from customers for purchase commitments that are monthly, quarterly, bi-annual and annual of the product sold on the Company’s website. Revenue from these purchases are deferred and recognized as the performance obligation is met. As of December 31, 2020, and December 31, 2019, the Company had $34,531 and $29,333 in deferred revenue, respectively.

The adoption of ASU 606 did not have a material impact on our financial statements.

Advertising costs

The Company’s advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $157,891 and $212,863 in advertising, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718) that accounts for non-employee awards in the same manner as employee awards. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The adoption of ASU 2018-07 did not have a material impact on our financial statements.

Stock Split

On September 11, 2019, the Board of Directors approved a 50:1 common stock split. Share and per share amounts for all periods presented in the accompanying financial statements and notes herein have been adjusted retroactively, where applicable, to reflect the stock split.

Convertible Debt

The Company evaluated the convertible debt under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit. If the offering is unsuccessful, such costs are expensed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required, and the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit in the accompanying balance sheet.

Earnings per Common Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Diluted earnings per common shares includes the dilutive effect of the additional potential common shares issuable under convertible debt, stock options, warrants, and preferred shares as fully converted. For the years ended December 31, 2020 and 2019, dilutive shares include 461,350 common stock options and warrants, 2,083 Series Seed-B warrants which are convertible into 104,150 shares of common stock and preferred stock that is convertible into 5,416,700 shares of common stock, and 2,361,111 shares of common stock on an if-converted basis for outstanding convertible debt. For the years ended December 31, 2020, such dilutive securities were excluded as such were antidilutive. Earnings and dividends per share are restated for all stock splits through the date of issuance of the financial statements.

Income Taxes

Federal Income taxes are not currently due since we have had losses since inception.

On December 22, 2018 H.R. 1, originally known as the Tax Cuts and Jobs Act, (the “Tax Act”) was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate (“Federal Tax Rate”) from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2020 using a Federal Tax Rate of 21%.

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net deferred tax assets.

As of December 31, 2020, we had a net operating loss carry-forward of approximately $(1,806,488) and a deferred tax asset of $505,817 using the statutory rate of 21%. The deferred tax asset may be recognized in future periods, not to exceed 20 years. However, due to the uncertainty of future events we have booked valuation allowance of $(505,817). FASB ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2020, the Company had not taken any tax positions that would require disclosure under FASB ASC 740.

	December 31, 2020	December 31, 2019
Deferred Tax Asset	$505.817	$522,426
Valuation Allowance	(505,817)	(522,426)
Deferred Tax Asset (Net)	$-	$-

Research and Development Costs

Research and development costs are expensed as incurred. We incur research and development costs to improve and expand our product offerings, introduce new technologies to customers, and support our sales channels to generate consumer interest and engagement. These costs typically include components such as formulation, personnel related expenses, consulting expenses, prototype materials, market research, analytical laboratory testing, and user testing. For the years ended December 31, 2020 and 2019, the Company recognized $11,406 and $12,926 in research and development costs, respectively, which have been in included in general and administrative costs in the accompanying statements of operations.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold and expensed as incurred. For the years ended December 31, 2020 and 2019, the Company incurred $220,674 and $261,838 in shipping and handling costs, respectively, recorded within cost of goods sold in the accompanying statements of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company’s financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) which replaces incurred losses methodology with expected losses. The standard will require the Company to estimate any expected credit loss as it applies to financial assets and recognize an allowance for an expected credit loss. The standard will be effective in January 2023. The Company is currently in the process of evaluating the impact of ASU 2016-13 on the Company’s financial statements and disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s own Equity. The standard will simplify the accounting for convertible debt with derivatives and hedging. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2020-06 on the Company’s financial statements and disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The Company has incurred losses from inception of approximately $1.8 million, has historically suffered negative cash flows and has limited working capital, which raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to maintain profitable operations and cash flows. There are no assurances that management’s plans will be successful. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

As the COVID-19 pandemic continues to drive global uncertainty and disruption, which has created headwinds for our business. Our ecommerce business continues to recover and perform sufficiently well in this challenging environment. To date, we have successfully navigated the business during the COVID-19 pandemic, managing our working capital effectively.

We have experienced some minor shipment delays from our suppliers; however, we have not encountered any major disruptions in our supply chain.  We have been maintaining adequate safety stocks to support our growth and we currently have adequate inventory on hand to meet our current demands.  Overall, we believe the supply chain disruptions arising from COVID-19 will not have a material impact to our business operations.

In response to the pandemic, we prioritized the health and safety of our team by enhancing safety protocols and we have been able to successfully conduct business virtually.

NOTE 4 – NOTES PAYABLE

On April 15, 2020, the Company entered into a payroll protection loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA), due April 15, 2022 for $20,900, with an interest rate of 1%. This note had a due date of April 15, 2022, and also has the possibility of forgiveness. This note was forgiven on December 31, 2020 and the balance on this note and accrued interest as of December 31, 2020 was $0.

On July 8, 2020 the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021 in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. At December 31, 2020 the outstanding balance on this note was $150,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Except as may be set forth below, we are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company’s operations.

Lease

On June 1, 2020, the Company entered into a lease with a term of five (5) years commencing June 1, 2020. The Company has the option to extend the lease for one additional period of five (5) years upon the same terms and conditions of the Lease. Monthly base rent will range from $4,750 to $5,346 per month.

Future minimum lease payments:

Year	Lease payments
2021	$58,001
2022	$59,738
2023	$61,525
2024	$63,372
2025	$26,730

NOTE 6 – CONVERTIBLE DEBT

The Company issued convertible debt for cash proceeds of $1,455,000 in 2014 and 2015, of which $675,000 was with related parties. These securities are convertible into common stock of the Company, matured 24 months from the date of issuance, and contain a 5% stated rate of interest prior to maturity with 10% default interest after maturity. The convertible debt may be converted upon the following:

1.             Automatic conversion - Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount ranging from $500,000 to $1,500,000, which may require the consent of the Convertible Promissory Note holders, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall enjoy the same contractual rights as other investors in the Qualified Financing.

2.             Optional conversion - Upon no qualified financing or change of control transaction and outside maturity date, the holder may provide written notice to be delivered to the Company to convert the security into the number of shares of common stock by dividing the outstanding amount by a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-diluted and as converted basis.

3.             Change of Control - Upon a change in control transaction, the Company shall redeem the Notes at the election of the purchaser for an amount equal to a) 100-200% of the outstanding amount (depending on the terms of the individual note), or b) the consideration which the holder would have received in the change in control transaction (to be paid in the same form of consideration) had the holder converted outstanding principal and interest into shares of common stock of the Company at a conversion price per share determined by dividing a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-dilutive basis.

In 2019, the qualified financing thresholds of $500,000 and $750,000 were triggered, and therefore, convertible notes including interest thereon totaling $844,896, converted into 2,293,605 shares of common stock.

For the years ended December 31, 2020 and 2019, the Company recognized interest expense on the convertible notes of $63,573 and $183,468, respectively. As of December 31, 2020, our outstanding Convertible Promissory Notes have a principal and accrued interest of $1,239,054, and are automatically convertible into shares per the terms of the Convertible Promissory Note agreements.

Related party portion:

As of December 31, 2020, the company had an outstanding balance owed to related parties of $675,000 under these convertible notes. This consisted of two notes:

On May 5, 2015 the company entered into a convertible promissory note for $250,000, with a due date of May 4, 2017. This note accrues interest at the rate of 5% per annum and a default rate of 10% per annum. This note is convertible under the terms listed above. As of December 31, 2020, the outstanding balance due on this note was $250,000. This note is currently in default. As of December 31, 2020, the total outstanding principal and accrued interest on this note was $364,582.

On July 2, 2015 the company entered into a convertible promissory note for $425,000, with a due date of July 1, 2017. This note accrues interest at the rate of 5% per annum and a default rate of 10% per annum. This note is convertible under the terms listed above. As of December 31, 2020, the outstanding balance due on this note was $425,000. This note is currently in default. As of December 31, 2020, the total outstanding principal and accrued interest on this note was $612,708.

NOTE 7 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

During the year that ended December 31, 2019, the Company sold 2,822,801 shares of Common Stock for gross proceeds of $966,844, of which $136,778 was receivable as of December 31, 2019. Net proceeds received through December 31, 2019 totaled $830,066. The Company also incurred $326,892 in offerings costs for this offering.

During 2019, the Company had convertible notes which automatically converted into common stock; see Note 6 for further discussion.

On September 11, 2019 the Board of Directors approved a 50:1 stock split by filing a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The Company did not timely file an Amendment to the Certificate of Incorporation of the Company to affect the stock split and specify the number of shares of common stock of the Company that the Company was authorized to issue. To correct these defective corporate acts pursuant to Delaware General Corporation Law Section 204, the Board filed a Certificate of Designation with the Delaware Secretary of State dated January 29, 2020, pursuant to which the Company ratified the stock split and the number of authorized shares of common stock of the Company, with an effective date of September 11, 2019. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the stock split.

During the years ended December 31, 2020, the Company sold 300,626 shares of Common Stock for gross proceeds of $66,029 and received $136,778 in subscriptions receivable. The Company also incurred $137,346 in offerings costs for this offering, which resulted in net proceeds of $66,029.

Preferred Stock

The Company is authorized to issue 66,666 shares of Series A Preferred Stock, $0.0001 par value and 43,750 shares of Series B Preferred stock, $0.0001 par value; collectively referred to as the “Preferred Stock”.

Conversion rights – The holders of Preferred Stock have the following conversion rights:

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Initial Issue Price of the Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the then applicable Conversion Price for a share of Preferred Stock. The Initial Issue Price per share of Series Seed Preferred Stock is $0.30 per share, and of Series Seed-B Preferred Stock $0.60 per share. Due to the stock-split noted above, each share of preferred stock is convertible into 50 shares of common stock.

Each share of Preferred Stock shall automatically be converted into Common Stock immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date, time, or occurrence of an event specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Additional Financing Rights: – In the event the Company issues securities in its subsequent equity financings which have (a) rights, preferences or privileges that are more favorable than the terms of Investor, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to Investor.

Liquidation rights – Upon a liquidation, dissolution or winding up of the corporation, or deemed liquidation event, the holders of our Series Seed Preferred Stock and Series Seed-B Preferred Stock, are entitled to receive the greater of the a) Initial Issue price plus any declared and unpaid dividends, or b) such amount per share as would have been payable had preferred stock been converted into common stock immediately before such event, in distributions, before any funds are distributed to the holders of common stock. As of the date hereof, upon a Liquidation Event, the holders of outstanding preferred stock would be entitled to receive the first $45,000 in distributions as stated in agreements, with the remaining amounts being split pro rata amongst the holders of common stock.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. As long as there are any shares of preferred stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class: (1) alter or change the rights, powers or privileges of the preferred stock as set forth in our Certificate of Incorporation, in any way that adversely affects the preferred stock, (2) increase or decrease the authorized number of shares of preferred stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of preferred stock, (4) redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of preferred stock or common stock. Therefore, the holders of our preferred stock, may prevent us from taking certain corporate actions, that our board of directors may be in the best interests of the holders of our common stock. See “Securities Being Offered – Certificate of Incorporation – Voting Rights.”

Dividend Rights – All dividends shall be declared pro rata on the shares of Common Stock and Preferred Stock, on a pari passu basis according to the number of shares of Common Stock held by such holders, or, in the case of Preferred Stock, the number of shares of Common Stock, into which such shares of Preferred Stock are convertible as of the record date for the payment of such dividends.

Other Rights of Holders of Preferred Stock – We are party to an Investors’ Rights Agreement with StartEngine Fund I, L.P., the holder of our Series Seed Preferred Stock, pursuant to which, in addition to holding certain information rights, StartEngine has a right of first refusal to purchase a specified portion of any new securities we may sell in the future.

Stock Options

In 2014, the Board of Directors adopted the TriplePulse, Inc. 2014 Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to purchase shares of common stock. Up to 14,250,000 shares of common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company has 7,908,197 shares issued and 6,341,803 shares remaining for issuance under the 2014 stock plan.

There were no grants or forfeitures during the years ended December 31, 2020.

		Weighted	Weighted
		Average	Average
		Exercise	Contractual
	Stock Options	Price	Life (years)
Outstanding at December 31, 2018	250,000	$0.02	6.6
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding at December 31, 2019	250,000	$0.02	5.6
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding at December 31, 2020	250,000	$0.02	4.6

Warrants

The Company had outstanding warrants for the purchase of 2,083 shares of Series Seed-B preferred and 211,350 shares of Common Stock and Warrants outstanding are fully vested. The Series Seed-B warrants can convert into 104,150 shares of common stock.

There were no grants or forfeitures during the years ended December 31, 2020.

		Weighted	Weighted
		Average	Average
		Exercise	Contractual
	Warrants	Price	Life (years)
Outstanding at December 31, 2018	213,433	$0.04	6.13
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding at December 31, 2019	213,433	$0.04	5.13
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding at December 31, 2020,	213,433	$0.04	4.13

NOTE 8 – SUBSEQUENT EVENTS

On January 26, 2021, the Company entered into a payroll protection loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA), due January 26, 2023 for $40,600, with an interest rate of 1%. This note is due in full on January 26, 2023, and also has the possibility of forgiveness. The impact of the COVID-19 could continue to affect our supply chain and/or consumer behavior. While the full impact of the coronavirus outbreak on our business is unknown at this time, we experienced some moderate impacts on the purchasing behavior of our consumer base. As we expect to comply fully with the situations and terms of the loan, we expect that the loan will be forgiven, however we cannot guarantee that forgiveness will be granted regardless of our full compliance with the terms and spirit of the PPP.

In accordance with ASC 855, the Company has analyzed its operations subsequent to December 31, 2020 through the date these financial statements were issued, and has determined that it does not have any other material subsequent events to disclose in these financial statements.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*

2.2	Amended and Restated Certificate of Incorporation*

2.3	Second Amended and Restated Certificate of Incorporation*

2.4	Amendment to Second Amended and Restated Certificate of Incorporation*

2.5	Bylaws*

3.1	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Brightstone Venture Capital Fund, L.P.*

3.2	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Blueberry Ventures 1, L.P.*

3.3	Investors’ Rights Agreement between TriplePulse, Inc., and StartEngine Fund I, L.P.*

3.4	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Hugh Evans*

4.1	Form of Subscription Agreement**

6.1	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and Brightstone Venture Capital Fund, L.P.*

6.2	Convertible Promissory Note issued to Brightstone Venture Capital Fund, L.P.*

6.3	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and Blueberry Ventures 1, L.P.*

6.4	Convertible Promissory Note issued to Blueberry Ventures 1, L.P.*

6.5	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and 500 Startups III, L.P.*

6.6	Convertible Promissory Note issued to 500 Startups III, L.P.*

6.7	PPP Loan from Coastal Community Bank*

6.8	EIDL Loan from the United States Small Business Association*

6.9	Warrant W-1 for StartEngine Fund I, L.P.*

6.10	Warrant W-2 for StartEngine Fund I, L.P.*

6.11	Warrant W-3 for StartEngine Fund I, L.P.*

6.12	Warrant W-4 for StartEngine Fund I, L.P.*

6.13	Warrant W-5 for StartEngine Fund I, L.P.*

6.14	Warrant W-6 for StartEngine Fund I, L.P.*

6.15	TriplePulse, Inc. Stock Plan*

6.16	Ratification of Defective Corporate Acts*

6.17	Lease Agreement*

6.18	First Amendment to Lease Agreement*

6.19	Patent License Agreement*

8.1	Escrow Services Agreement*

(*) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/0001603707/000110465920110040/0001104659-20-110040-index.htm

(**) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1603707/000110465921036530/tm2031356d3_ex4-1.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 31, 2021.

TriplePulse, Inc.

/s/ Christopher Thompson
By: Christopher Thompson, Chief Executive Officer
Date: March 31, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Christopher Thompson
Christopher Thompson, Chief Executive Officer, Director

Date:	March 31, 2021

By:	/s/ Arif Fazal
Arif Fazal, Director

Date:	March 31, 2021

By:	/s/ Josh Payne
Josh Payne, Director

Date:	March 31, 2021

By:	/s/ Seth DeGroot
Seth DeGroot, Director

Date:	March 31, 2021

By:	/s/ Sheree Shelton
Sheree Shelton, Director

Date	March 31, 2021